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WAYFINDER GROUP, INC.
Statements of Income
 (expressed in millions, rounded to hundred thousands of dollars)
Periods Ended September 30, 2000
 (Unaudited, subject to adjustment)


                    QuarterSix Months
                    -----------------

Income:
     Consulting revenue and other     $0.1     $0.2
     Interest income          0.1     0.2
                    ----     ----
          Total income          0.2     0.4
                    ----     ----
Operating expenses          0.1     0.3
                    ----     ----
          Net income          $0.1     $0.1
                    ====     ====

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